Filed by Inergy, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Inergy Holdings, L.P.

Commission File No.: 001-34663

For more information:

Mike Campbell, 816-842-8181

investorrelations@inergyservices.com

FOR IMMEDIATE RELEASE

Inergy, L.P. and Inergy Holdings, L.P. Announce Merger Agreement

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Transaction Creates a $6 Billion Enterprise Positioned for Future Growth

Kansas City, MO (August 9, 2010) – Inergy, L.P. (NYSE:NRGY) and Inergy Holdings, L.P. (NYSE:NRGP) today announced a definitive agreement that, upon completion, will result in the merger of the two partnerships. The merger transaction will be completed with equity consideration and will result in the elimination of NRGY’s incentive distribution rights owned by NRGP and NRGY owning its non-managing general partner’s economic interest. NRGY expects its current cash distribution rate of $0.705 per common units ($2.82 annualized) to be unchanged as a result of the merger. The transaction will result in a single, streamlined entity with NRGY’s enterprise value exceeding $6 billion based on current market values.

Under the terms of the merger agreement, NRGP unitholders will receive 0.77 NRGY common units in exchange for each NRGP common unit they own at closing, representing a premium to NRGP unitholders of approximately 10% based upon the 20-trading day average closing prices of both securities ending August 3, 2010. The transaction will result in approximately 47.7 million additional units being issued by NRGY. Upon closing of the merger, the former owners of NRGP will own approximately 43.8% of the combined entity.

“We are pleased to announce the combination of the two partnerships into a single, streamlined entity,” said John Sherman, President and CEO of Inergy. “We expect that this transaction will increase our competitiveness, lower our cost of capital, improve the long-term growth profile of the company, and open up value creation opportunities that may not be available to us today.”

The merger is expected to provide benefits to the current owners of both NRGY and NRGP by:

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Decreasing NRGY’s cost of capital, through the elimination of the incentive distribution rights, which will improve its competitive position when pursuing growth opportunities and its ability to accelerate growth in distributable cash flow;

•	Attracting a broader investor base to a single, larger entity with increased public float and greater liquidity;

•	Preserving NRGY’s balance sheet flexibility and attractive liquidity position through an equity exchange transaction; and

•	Increasing investor transparency by simplifying the ownership structure and governance.

In support of the merger, certain members of the companies’ senior management have agreed to take a portion of their consideration in the form of paid-in-kind equity securities (“PIK Units”) in lieu of common units. The PIK Units total approximately 11.6 million units, or approximately 24% of the total 47.7 million units issued in the transaction. The PIK Units have been structured in a manner so that the PIK Unit recipients receive less value than the non-affiliated public unitholders of NRGP due to the PIK Units being non-transferable, not entitled to a cash distribution until converted to common units of NRGY, and based upon PIK terms that favor NRGY unitholders. Each quarter, each holder of a PIK Unit will receive an additional number of PIK Units in lieu of cash distributions. The PIK Units automatically convert to NRGY common units on a one-for-one basis as follows: 50% immediately following the payment of the first quarterly distribution after the first anniversary of the closing of the merger, and the remaining 50% immediately following the payment of the first quarterly distribution after the second anniversary of the closing of the merger.

Management expects the transaction will be immediately neutral to NRGY’s annualized distribution of $2.82 per unit and expects long-term accretion due to the benefits of the merger, including the cancellation of incentive distributions currently being paid to NRGP.

The terms of the merger agreement were approved by an independent committee, appointed by the board of directors of NRGY’s managing general partner and by an independent committee, appointed by the board of directors of NRGP’s general partner. Subsequent to receiving recommendations of the independent committees, the boards of directors of both the managing general partner of NRGY and the general partner of NRGP unanimously approved the transaction.

In addition to customary closing conditions, the merger is subject to approval by a majority vote of the outstanding limited partnership units of NRGP, which is expected to be held in the fourth quarter of 2010. Certain members of management that control over 50% of NRGP’s limited partnership units have committed to vote in favor of the merger.

Following the merger, the director of NRGP’s general partner that does not currently serve on the NRGY board of directors will be invited to join the board of NRGY’s general partner.

During the negotiations, Robert W. Baird & Co. advised the independent committee of the board of directors of NRGY’s managing general partner and Tudor, Pickering, Holt & Co. Securities, Inc. advised the independent committee of the board of directors of NRGP’s general partner.

Inergy, L.P. and Inergy Holdings, L.P. will conduct a live conference call and internet webcast today, August 9, 2010, to discuss results of operations for the third fiscal quarter of

2010, its business outlook and the proposed merger. A presentation regarding the merger will be made available prior to the call and can be accessed on Inergy’s website, www.inergylp.com. The call will begin at 9:00 a.m. CT. The call-in number for the earnings call is 1-877-405-3427, and the conference name is Inergy. The live internet webcast, the replay, and the presentation regarding the merger can be accessed on Inergy’s website, www.inergylp.com. A digital recording of the call will be available for one week following the call by dialing 1-800-642-1687 and entering the pass code 90515300.

About Inergy, L.P. and Inergy Holdings, L.P.

Inergy, L.P., with headquarters in Kansas City, MO, is among the fastest growing master limited partnerships in the country. The Company’s operations include the retail marketing, sale, and distribution of propane to residential, commercial, industrial, and agricultural customers. Today, Inergy serves approximately 800,000 retail customers from over 300 customer service centers throughout the United States. The Company also operates a natural gas storage business; a supply logistics, transportation, and wholesale marketing business that serves independent dealers and multi-state marketers in the United States and Canada; and a solution-mining and salt production company.

Inergy Holdings, L.P.’s assets consist of its ownership interest in Inergy, L.P., including limited partnership interests, ownership of the general partners, and the incentive distribution rights.

Important Information For Investors And Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger and related transactions between Inergy, L.P. (“Inergy”) and Inergy Holdings, L.P. (“Holdings”) will be submitted to the unitholders of Holdings for their consideration. Inergy will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Holdings that also constitutes a prospectus of Inergy. Inergy and Holdings also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HOLDINGS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Inergy and Holdings once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Inergy will be available free of charge on Inergy’s website at www.inergylp.com under the tab “Investor Relations” then select “Inergy, L.P.” or by contacting Inergy’s investor relations administrator at (816) 842-8181. Copies of the documents filed with the SEC by Holdings will be available free of charge on Holdings’ website at www.inergylp.com under the tab “Investor Relations” then select “Inergy Holdings, L.P.” or by contacting Holdings’ investor relations administrator at (816) 842-8181.

Inergy, Holdings and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Holdings in connection with the proposed transaction. Information about the directors and executive officers of Inergy is set forth in its Annual Report on Form 10-K for the fiscal year ended September 30, 2009, which was filed with the SEC on November 30, 2009. Information about the directors and executive officers of Holdings is set forth in its Annual Report on Form 10-K for the fiscal year ended September 30, 2009, which was filed with the SEC on November 30, 2009. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Inergy’s and Holdings’ current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Inergy’s and Holdings’ expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by Holdings unitholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Inergy and Holdings and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required Holdings unitholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, weather conditions; price and availability of propane, and the capacity to transport to market areas; the ability to pass the wholesale cost of propane through to customers; costs or difficulties related to the integration of the business of Inergy and its acquisition targets may be greater than expected; governmental legislation and regulations; local economic conditions; the demand for high deliverability natural gas storage capacity in the Northeast; the availability of natural gas and the price of natural gas to the consumer compared to the price of alternative and competing fuels; Inergy’s ability to successfully implement its business plan for its natural gas storage facilities; labor relations; environmental claims; competition from the same and alternative energy sources; operating hazards and other risks incidental to transporting, storing and distributing propane; energy efficiency and technology trends; interest rates; the price and availability of debt and equity financing; and large customer defaults.

Inergy and Holdings caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Inergy’s and Holdings’ most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Inergy, Holdings, the proposed transaction or other matters and attributable to Inergy or Holdings or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Inergy nor Holdings undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Corporate news, unit prices, and additional information about Inergy, including reports from the United States Securities and Exchange Commission, are available on the Company’s web site, www.InergyLP.com. For more information, contact Mike Campbell in Inergy’s Investor Relations Department at 816-842-8181 or via e-mail at investorrelations@inergyservices.com.

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